July 17, 2008

Exhibit 99(a)(1)(A)

COMPANY NOTICE
TO HOLDERS OF

5% SENIOR CONVERTIBLE NOTES DUE 2023

ISSUED BY
GATX CORPORATION
CUSIP Numbers: 361448AD5 and 361448AE3

Reference is made to the Indenture, dated as of August 15, 2003 (the “Indenture”), by and between GATX Corporation, a New York corporation (the “Company”) and The Bank of New York Trust Company, N.A. (as successor in interest to JP Morgan Chase Bank), as trustee and paying agent (the “Paying Agent”), and the 5% Senior Convertible Notes Due 2023 (the “Securities”) of the Company. Pursuant to Section 4.1 of the Indenture and paragraph 6 of the Securities, each holder (the “Holder”) of the Securities has an option to require the Company to purchase for cash all or a portion of its Securities in accordance with the terms, procedures, and conditions outlined in the Indenture and the Securities, on August 15, 2008.

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, that at the option of each Holder (the “Option”), the Securities will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Securities (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Securities and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Option Documents”). The Company will purchase the Securities tendered by Holders in connection with the Option on August 15, 2008 (the “Purchase Date”), and thus, pursuant to Section 4.3 of the Indenture, Holders may surrender their Securities from July 17, 2008 through 5:00 p.m., New York City time, on the business day prior to the Purchase Date, August 14, 2008 (the “Notice Date”). This Company Notice is being sent pursuant to the provisions of Section 4.2 of the Indenture and paragraph 6 of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Securities hold the Securities through Depository Trust Company (“DTC”) accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.

To exercise your option to have the Company purchase the Securities and receive payment of $1,000 per $1,000 principal amount of the Securities, you must validly deliver your Securities through DTC’s transmittal procedures prior to 5:00 p.m., New York City time, on the Notice Date. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. The right of Holders to surrender Securities for purchase in the Option expires at 5:00 p.m., New York City time, on the Notice Date.

The Paying Agent is The Bank of New York Trust Company, N.A.

The address of the Paying Agent is:

The Bank of New York Mellon Corporate Trust 101 Barclay New York, NY 10286 Attention: Evangeline R. Gonzales Telephone: 212-815-3738 Fax: 212-298-1915

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my securities?

GATX Corporation, a New York corporation (the “Company”), is offering, at your option, to purchase your validly surrendered 5% Senior Convertible Notes due 2023 (the “Securities”). (Page 3)

Why is the Company offering to purchase my Securities?

The right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities on specified dates and pursuant to the Option is a term of the Securities and has been a right of Holders from the time the Securities were issued on August 15, 2003. We are required to repurchase the Securities of any Holder exercising the Option pursuant to the terms of the Securities and the Indenture. (Page 3)

What securities are you offering to purchase?

We are offering to purchase all of the Securities surrendered, at the option of the Holder thereof. As of July 16, 2008, there was $42,089,000 aggregate principal amount of Securities outstanding. The Securities were issued under an Indenture, dated as of August 15, 2003 (the “Indenture”), by and between the Company and The Bank of New York Trust Company, N.A. (as successor in interest to JP Morgan Chase Bank), as trustee and paying agent (the “Paying Agent”). (Page 3)

How much are you offering to pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Securities, we will pay, in cash, a purchase price of $1,000 per $1,000 principal amount of the Securities (the “Purchase Price”) with respect to any and all Securities validly surrendered for purchase and not withdrawn. Interest on the Securities for the period ending on August 15, 2008 will be paid on August 15, 2008 to the holders of record of the Securities as of August 1, 2008. (Page 4)

How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price and implied volatility of the Company’s common stock and the market for similar securities. Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. The common stock, $0.625 par value per share (the “Common Stock”), of the Company into which the Securities are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “GMT.” On July 16, 2008, the last reported sales price of the Common Stock on the NYSE was $43.98 per share. (Pages 4-5)

What does the board of directors of the Company think of the Option?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for purchase in the Option. You must make your own decision whether to surrender your Securities for purchase in the Option and, if so, the amount of Securities to surrender. (Page 4)

When does the Option expire?

The Option expires at 5:00 p.m., New York City time, on Thursday, August 14, 2008 (the “Notice Date”). We will not extend the period Holders have to exercise the Option unless required to do so by the federal securities laws. (Page 3)

What are the conditions to the purchase by the Company of the Securities?

The purchase by us of validly surrendered Securities is not subject to any condition other than such purchase being lawful and the satisfaction of the procedural requirements described in this Company Notice.

How do I surrender my Securities?

To surrender your Securities for purchase pursuant to the Option, you must surrender the Securities through the transmittal procedures of the Depository Trust Company (“DTC”) no later than 5:00 p.m., New York City time, on the Notice Date.

Holders whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities on the Holder’s behalf through the transmittal procedures of DTC.

Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Notice Date.

By surrendering your Securities through the transmittal procedures of DTC, you agree to be bound by the terms of the Option set forth in this Company Notice. (Pages 5-7)

If I surrender my Securities, when will I receive payment for them?

We will accept for payment all validly surrendered Securities promptly upon expiration of the Option. We will promptly, and in no case later than 11:00 a.m., New York City time, on August 18, 2008, forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 8)

Until what time can I withdraw previously surrendered Securities?

You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Purchase Date, August 15, 2008. (Page 7)

How do I withdraw previously surrendered Securities?

To withdraw previously surrendered Securities, you must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Purchase Date, August 15, 2008. (Pages 7-8)

Do I need to do anything if I do not wish to surrender my Securities for purchase?

No. If you do not surrender your Securities before the expiration of the Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 5)

If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (Page 5)

If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert each Security into shares of Common Stock at a conversion price of $24.8148 per share, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. (Page 4)

If I am a United States resident for United States federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Option?

The receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for United States federal income tax purposes and you may recognize gain, income, loss or deduction. (Pages 9-10). You should consult with your own tax advisor regarding the actual tax consequences to you.

Who is the Paying Agent?

The Bank of New York Trust Company, N.A., the trustee under the Indenture, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

Who can I talk to if I have questions about the Option?

Questions and requests for assistance in connection with the surrender of Securities for purchase in the Option may be directed to the Paying Agent at the address and telephone and facsimile numbers set forth on the cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning the Company.  GATX Corporation, a New York corporation (the “Company”), is offering to purchase the 5% Senior Convertible Notes Due 2023 (the “Securities”). The Securities are convertible into the common stock, $0.625 par value per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities.

The Company leases, operates and manages long-lived, widely used assets in the rail, marine and industrial equipment markets. The Company also invests in joint ventures that complement existing business activities.

The Company maintains its principal executive offices at 222 West Adams Street, Chicago, Illinois 60606. The telephone number there is (312) 621-6200.

2. Information Concerning the Securities.  The Securities were issued under an Indenture, dated as of August 15, 2003 (the “Indenture”), between the Company and The Bank of New York Trust Company, N.A. (as successor in interest to JP Morgan Chase Bank), as trustee and paying agent (the “Paying Agent”). The Securities mature on August 15, 2023.

2.1 The Company’s Obligation to Purchase the Securities.  Pursuant to the terms of the Securities and the Indenture, the Company is obligated to purchase all Securities validly surrendered for purchase and not withdrawn, at the Holder’s option, on August 15, 2008 (the “Purchase Date”).

This Option will expire at 5:00 p.m., New York City time, on Thursday, August 14, 2008 (the “Notice Date”). We will not extend the period Holders have to exercise the Option unless required to do so by the federal securities laws.

The purchase by the Company of validly surrendered Securities is not subject to any condition other than such purchase being lawful and the satisfaction of the procedural requirements described in this Company Notice.

2.2 Purchase Price.  Pursuant to the Securities, the purchase price to be paid by the Company for the Securities on the Purchase Date is $1,000 per $1,000 principal amount of the Securities (the “Purchase Price”). Interest on the Securities for the period ending on August 15, 2008 will be paid on August 15, 2008 to the holders of record of the Securities as of August 1, 2008. The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Notice Date. Securities surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Purchase Price may be significantly lower than the market price of the Securities on the Purchase Date. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Stock before making a decision whether to surrender their Securities for purchase.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to the Option Documents. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value of the Securities and the Common Stock and other relevant factors.

2.3 Conversion Rights of the Securities.  The Securities are convertible into shares of Common Stock at a conversion price of $24.8148 per share, subject to adjustment under certain circumstances specified in the Indenture. The Paying Agent is currently acting as conversion agent for the Securities.

Holders that do not surrender their Securities for purchase pursuant to the Option will maintain the right to convert their Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Any Securities surrendered for purchase pursuant to this Option may be converted in accordance with the terms of the Indenture and the Securities only if they have been validly withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date, as described in Section 4 below.

2.4 Market for the Securities and the Company’s Common Stock.  There is no established reporting system or trading market for trading in the Securities. However, we believe the Securities currently are traded over the counter. We believe that there is no practical way to determine the trading history of the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock and the market for similar securities. Following the consummation of the Option, we expect that Securities not purchased pursuant to the Option will continue to be traded over the counter. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of Securities, if any, pursuant to the Option may reduce the float and may negatively affect the liquidity, market value and price volatility of the Securities that remain outstanding following the Option. We cannot assure you that a market will exist for the Securities following the Option. The Paying Agent has informed us that, as of the date of this Company Notice, all of the Securities are held in global form through the Depository Trust Company (“DTC”).

As of July 16, 2008, there was $42,089,000 aggregate principal amount of Securities outstanding and DTC was the sole record holder of the Securities.

The Common Stock into which the Securities are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “GMT.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE.

	High	Low

2008
First Quarter	$41.64	$30.52
Second Quarter	51.53	36.44
Third Quarter (through July 16, 2008)	44.27	40.51
2007
First Quarter	$49.72	$42.28
Second Quarter	52.53	47.43
Third Quarter	50.78	40.43
Fourth Quarter	47.65	34.59
2006
First Quarter	$41.56	$36.25
Second Quarter	48.58	38.63
Third Quarter	43.24	35.69
Fourth Quarter	47.12	40.50

On July 16, 2008, the last reported sales price of the Common Stock on the NYSE was $43.98 per share. As of July 15, 2008, there were approximately 48.7 million shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and for the Common Stock before making any decision to surrender your Securities pursuant to the Option.

2.5 Redemption.  Beginning August 15, 2008, the Securities are redeemable for cash at any time at the option of the Company, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest (including contingent interest, if any), thereon, up to but not including the date of redemption.

2.6 Fundamental Change.  A Holder may require the Company to repurchase such Holder’s securities for cash if there is a Fundamental Change (as defined in the Indenture) at a repurchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest (including contingent interest, if any), thereon, up to but not including the Fundamental Change Expiration Date (as defined in the Indenture).

2.7 Ranking.  The Securities are unsecured and unsubordinated obligations of the Company and rank equal in right of payment to all of the Company’s existing and future unsecured and unsubordinated indebtedness. However, the Securities are effectively subordinated to all existing and future obligations of the Company’s subsidiaries and to the Company’s obligations that are secured to the extent of the security.

2.8 Dividends.  The Holders of Securities are not entitled to dividends. Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, made to holders of Common Stock.

3. Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase.  Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender (and do not thereafter withdraw) the Securities on or before 5:00 p.m., New York City time, on the Notice Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly surrender their Securities on or before 5:00 p.m., New York City time, on the Notice Date, their Securities will remain outstanding subject to the existing terms of the Securities.

3.1 Method of Delivery.  The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Securities hold the Securities through DTC accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”).

Delivery of Securities via PTS will satisfy the notice requirements of the Indenture. Delivery of Securities and all other required documents, including delivery and acceptance through PTS, is at the election and risk of the person surrendering such Securities.

3.2 Agreement to be Bound by the Terms of the Option.  Holders that surrender through DTC need not submit a physical Repurchase Notice (as defined in the Indenture) to the Paying Agent if such Holders comply with the transmittal procedures of DTC. However, by surrendering your Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms of this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Securities, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Securities surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption or defeasance of the Securities and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Securities, or transfer ownership of such Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Securities that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•	such Holder represents and warrants that such Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign and transfer the Securities surrendered hereby and that when such Securities are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

•	such Holder understands that all Securities properly surrendered for purchase (and not thereafter withdrawn) prior to 5:00 p.m., New York City time, on the Notice Date will be purchased at the Purchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Securities and the Option Documents;

•	payment for Securities purchased pursuant to the Company Notice will be made by deposit of the Purchase Price for such Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Purchase Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

3.3 Delivery of Securities.

Securities Held Through a Custodian.  A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Securities in Global Form” on or prior to 5:00 p.m., New York City time, on the Notice Date.

Securities in Global Form.  A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Notice Date; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Notice Date.

In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Option, including those set forth above under “— Agreement to be Bound by the Terms of the Option.”

4. Right of Withdrawal.  Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. In order to withdraw Securities, Holders must comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on the Purchase Date. Securities withdrawn from the Option may be resurrendered at any time prior to 5:00 p.m., New York City time, on the Notice Date, by following the surrender procedures described in Section 3 above.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before 5:00 p.m., New York City time, on the Purchase Date. The withdrawal notice must:

•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Securities were tendered and such participant’s account number at DTC to be credited with the withdrawn Securities;

•	contain a description of the Securities to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the DTC PTS system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Securities.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

5. Payment for Surrendered Securities.  We will promptly, and in no case later than 11:00 a.m., New York City time, on August 18, 2008, forward to the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Securities (and not validly withdrawn such delivery) prior to 5:00 p.m., New York City time, on the Notice Date.

The total amount of funds required by us to purchase all of the Securities is $42,089,000 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use existing cash and cash equivalents to purchase the Securities. We do not have an alternative financing plan at this time.

6. Securities Acquired.  Any Securities purchased by us pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company.  Except as publicly disclosed prior to the date hereof, the Company does not currently have any plans or proposals which would be material to a Holder’s decision to surrender Securities for purchase in the Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities.  Except as otherwise disclosed below, to the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	the Company will not purchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Securities.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

9. Purchases of Securities by the Company and Its Affiliates.  Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Option until at least the tenth business day after the Purchase Date. Following such time, if any Securities remain outstanding, the Company and its affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Securities after the Purchase Date, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

10. Material United States Tax Considerations.  The following discussion summarizes the material United States federal income tax considerations that may be relevant to a Holder if the Holder exercises the Option. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.

This summary does not describe all of the tax considerations that may be relevant to you. All Holders are strongly encouraged to consult with their tax advisor about the United States federal, state, local, foreign and other tax consequences of exercising the Option.

U.S. Holders

This discussion deals only with U.S. Holders who are beneficial owners of the Securities holding the Securities as capital assets, and does not apply if you are a member of a class of Holders subject to special rules, including, but not limited to:

•	A dealer in securities or currencies;

•	a trader in securities who elects to use a mark-to-market method of accounting for your securities holdings;

•	A bank or financial institution;

•	an insurance company;

•	A tax-exempt organization;

•	A person owning Securities that are a hedge or that are hedged against interest rate risks;

•	a partnership or person treated as a partnership for United States federal income tax purposes, or a partner thereof;

•	A regulated investment company or real estate investment trust;

•	A person owning Securities as part of a straddle or conversion transaction for tax purposes;

•	a United States person whose functional currency for tax purposes is not the U.S. dollar; or

•	A United States expatriate.

You will be a U.S. Holder if you are a beneficial owner of the Securities for United States federal income tax purposes and you are:

•	A citizen or resident of the United States;

•	a domestic corporation or other entity treated as such for United States federal income tax purposes;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons can control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If you are not a U.S. Holder, this discussion does not apply to you. If you are a U.S. Holder, your exercise of the Option generally will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received and (ii) your adjusted tax basis in the Securities surrendered. Under the rules applicable to contingent payment debt instruments, your adjusted tax basis in the Securities will generally be equal to your original purchase price for the Securities, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals that arise because projected payments differ from the actual amounts paid), decreased by the amount of any noncontingent payments and any projected payments that have been previously scheduled to be made (without regard to the actual amounts paid) on the Securities, and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchased the Securities at a price other than their stated principal amount. This gain will generally be treated as ordinary interest income; any loss would generally be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term capital loss if you held your Securities for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

The contingent payment debt instrument regulations are complex. You should consult your tax advisor regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to your Securities.

Non-U.S. Holders

This discussion describes the tax consequences to a non-U.S. Holder. You are a non-U.S. Holder if you are the beneficial owner of Securities and are, for United States federal income tax purposes:

•	A nonresident alien individual;

•	A foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the Securities.

If you are a U.S. Holder, this section does not apply to you. If you are a non-U.S. Holder, we and other U.S. payors generally will not be required to deduct United States withholding tax from cash received upon exercising the Option if:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	either (i) you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on Internal Revenue Service (“IRS”) Form W-8BEN (or successor form)), or (ii) you hold your Securities through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable United States Treasury regulations; and

•	we are not a “United States real property holding corporation” during the applicable period.

We believe that we have not been, and we do not anticipate becoming, a “United States real property holding corporation.”

Special certification rules apply to non-U.S. Holders that are pass-through entities rather than corporations or individuals. Non-U.S. Holders should consult their tax advisors regarding the certification requirements for such non-U.S. Holders.

If you cannot satisfy the requirements above, but you are eligible for the benefits of an applicable United States income tax treaty that would reduce or eliminate such withholding taxes, you should provide an IRS Form W-8BEN (or successor form) claiming either a partial reduction or complete exemption from such withholding taxes under the applicable treaty. If interest with respect to the Securities is effectively connected with the conduct of a U.S. trade or business by you, you should instead furnish IRS Form W-8ECI.

In addition, if you are a non-U.S. Holder you generally will not be subject to U.S. federal income tax on gain realized on the sale of the Securities pursuant to an exercise of the Option unless:

•	you are an individual present in the United States for 183 days or more in the year of exercise of the Option and certain other conditions are met; or

•	the gain is effectively connected with your conduct of a trade or business in the United States.

Backup Withholding

To prevent backup withholding on payments made to a U.S. Holder, the U.S. Holder should either (x) provide such U.S. Holder’s correct taxpayer identification number (“TIN”) by completing and remitting a copy of the IRS Form W-9 enclosed with this Company Notice, certifying that (1) such U.S. Holder is a “United States person” (as defined in section 7701(a)(30) of the Code, (2) the TIN provided is correct (or that such U.S. Holder is awaiting a TIN) and (3) such U.S. Holder is not subject to backup withholding because: (a) such U.S. Holder is exempt from backup withholding, (b) such U.S. Holder has not been notified by the IRS that such U.S. Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified such U.S. Holder that he, she or it is no longer subject to backup withholding, or (y) otherwise establish an exemption. Otherwise, backup withholding may apply until the U.S. Holder furnishes such U.S. Holder’s TIN (and, if such U.S. Holder has not already done so, the completed IRS Form W-9 described above). If a tendering U.S. Holder does not provide the correct TIN or an adequate basis for exemption, such U.S. Holder may be subject to a $50 penalty imposed by the IRS, and payments made with respect to the tendered Securities may be subject to backup withholding. If withholding results in an overpayment of taxes, a refund may be obtained upon timely submission to the IRS of the appropriate information.

To prevent backup withholding, non-U.S. Holders should (i) submit a properly completed IRS Form W-8BEN (or other applicable form W-8), certifying under penalties of perjury to the holder’s foreign status or (ii) otherwise establish an exemption. IRS Forms W-8BEN may be obtained from the Paying Agent.

Certain Holders (including, among others, corporations and certain foreign individuals) are exempt recipients not subject to backup withholding requirements. See the enclosed copy of the IRS Form W-9 and related instructions. To avoid possible erroneous backup withholding, exempt U.S. Holders, while not required to file IRS Form W-9, should complete and return the IRS Form W-9 (checking the “Exempt from backup withholding” box on the form). See the enclosed IRS Form W-9 for additional information and instructions.

11. Additional Information.  The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008, as amended by a Form 10-K/A filed on March 27, 2008;

•	All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above; and

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to 5:00 p.m., New York City time, on the Notice Date; and

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitations.  The Company has not employed any persons to make solicitations or recommendations in connection with the Option.

13. Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.

14. Conflicts.  In the event of any conflict between this Option Documents on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.

Directors

Name	Title

Brian A. Kenney	Chairman, Director
Richard M. Denny	Director
Richard Fairbanks	Director
Deborah M. Fretz	Director
Ernst A. Häberli	Director
Mark G. McGrath	Director
Michael E. Murphy	Director
David S. Sutherland	Director
Casey J. Sylla	Director

Executive Officers

Name	Title

Brian A. Kenney	Chairman, President and Chief Executive Officer
Robert C. Lyons	Senior Vice President and Chief Financial Officer
James F. Earl	Executive Vice President and Chief Operating Officer
Deborah A. Golden	Senior Vice President, General Counsel and Secretary
Mary K. Lawler	Senior Vice President, Human Resources
William M. Muckian	Senior Vice President, Controller and Chief Accounting Officer
William J. Hasek	Senior Vice President and Treasurer
Michael T. Brooks	Senior Vice President and Chief Information Officer
Curt F. Glenn	Senior Vice President, Portfolio Management
Clifford J. Porzenheim	Senior Vice President, Strategic Growth

The business address of each person set forth above is c/o GATX Corporation, at 222 West Adams Street, Chicago, Illinois 60606. The telephone number there is (312) 621-6200.